May 21, 2008

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010

Washington, D.C.  20549-7010

RE:         Meritage Homes Corporation
                Form 10-K for the Fiscal Year Ended December 31, 2007
                Filed February 25, 2008
                File No. 1-9977

Ladies and Gentlemen:

We are in receipt of the letter dated May 13, 2008, from Terence O’Brien, Accounting Branch Chief on behalf of the Staff of the Securities and Exchange Commission (the “Staff”), addressed to Larry W. Seay, Executive Vice President and Chief Financial Officer of Meritage Homes Corporation, a Maryland corporation (the “Company”). On behalf of the Company, we submit the following responses to such comments. As requested, the responses below are keyed to the comments in the above-referenced letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Critical Accounting Policies, page 24

1.             We note that you evaluate your real estate assets for impairment at the community level for which impairments are measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As such, it is unclear how you are able to” aggregate the amount of impairments at the community level without undue burden but you are unable to aggregate the remaining carrying value of those same communities. As previously requested, please disclose the carrying value of those communities with impairments as of the end of the fiscal year. Also, as previously requested, please disclose the number of communities that you evaluated for impairment and the number of communities for which you recorded a real estate inventory impairment. Please provide us with the disclosures you intend to include in future filings.

In response to the Staff’s comment, the Company will modify its future filings to provide the additional real estate impairment disclosures requested.  For example, Management’s Discussion and Analysis of Financial Condition and Results of Operations will include a reference to Footnote 2 to the unaudited condensed consolidated financial statements in the Company’s Quarterly Report on Form 10-Q for the three and six months periods ended June 30, 2008, which will be revised to include the following (additional text italicized):

As previously noted, in accordance with SFAS No. 144, each of our land inventory and related real-estate assets is reviewed for recoverability when impairment indicators are present, as our inventory is considered “long-lived” in accordance with U.S. generally accepted accounting principles. Due to the current environment, we evaluate all of our real estate assets for impairment on a quarterly basis. SFAS No. 144 requires that impairment charges are to be recorded if the fair value of such assets is less than their carrying amounts. Our determination of fair value is based on projections and estimates. Based on these reviews of all our communities, the real-estate and joint-venture impairment charges recorded during the three and six month periods ended June 30, 2008 and 2007 were as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007

Terminated option/purchase contracts
West
Central
East
Total

Real estate inventory impairments (1)
West
Central
East
Total

Impairments of joint venture investments
West
Central
East
Total

Total impairments
West
Central
East
Total

(1)       Included in these impairments are impairments of individual homes in a community where the underlying community was not also impaired, as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007

Individual home impairments
West
Central
East
Total

The tables below reflect the number of communities with real estate inventory impairments, excluding home-specific impairments (as noted above) and the remaining fair value of these communities for the three and six-month periods ended June 30, 2008 and 2007:

Three Months Ended June 30, 2008

	Number of Communities Impaired	Impairment Charges	Fair Value of Communities Impaired (Carrying Value less Impairments)

West
Central
East
Total

Three Months Ended June 30, 2007

	Number of Communities Impaired	Impairment Charges	Fair Value of Communities Impaired (Carrying Value less Impairments)

West
Central
East
Total

Six Months Ended June 30, 2008

	Number of Communities Impaired	Impairment Charges	Fair Value of Communities Impaired (Carrying Value less Impairments)

West
Central
East
Total

Six Months Ended June 30, 2007

	Number of Communities Impaired	Impairment Charges	Fair Value of Communities Impaired (Carrying Value less Impairments)

West
Central
East
Total

*              *              *              *

In submitting this response, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the forgoing, please do not hesitate to call me at my direct line at 480 515-8003.

Sincerely,

MERITAGE HOMES CORPORATION

/s/ Larry W. Seay
Larry W. Seay
Executive Vice President - Chief Financial Officer

CC:	Steve Hilton
Vicki Biggs
Timothy White
Christopher J. Miner
Steven D. Pidgeon